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                                       FORM 8-A

                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

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                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

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                               TEXAS UTILITIES COMPANY
                (Exact name of registrant as specified in its charter)


                Texas                1-12833              75-2669310
          (State or           (Commission File Number) (I.R.S. Employer
          incorporation or                              Identification
           organization)                                      No.)

                                       Energy Plaza
                                    1601 Bryan Street
                                   Dallas, Texas 75201
               (Address of principal executive offices, including zip code)

                                  _________________

          Securities to be registered pursuant to Section 12(b) of the Act:

                 Title of each class        Name of each exchange on
                 to be so registered          which each class is
                                              to be so registered


                 Rights to purchase            New York Stock Exchange
              Series A Preference Stock         Chicago Stock Exchange
                                                   Pacific Exchange

             If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the
          following box.     [X]

             If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the
          following box.     [ ]

             Securities Act registration statement file number to which
          this form relates:   None.
                               ----

             Securities to be registered pursuant to Section 12(g) of the
          Act:    None.
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             The Commission is respectfully requested to send copies of all notices, orders and communications to:


             Robert A. Wooldridge, Esq.          Robert J. Reger, Jr., Esq.
          Worsham, Forsythe & Wooldridge L.L.P.   Thelen Reid & Priest LLP
                1601 Bryan Street                   40 West 57th Street
               Dallas, Texas 75201                New York, New York 10019


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                    INFORMATION REQUIRED IN REGISTRATION STATEMENT


          Item 1.   Description of Registrant's Securities to be
                    --------------------------------------------
          Registered.
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               On February 19, 1998, the Board of Directors of Texas
          Utilities Company, a Texas corporation (the "Company"), authorized and declared a dividend distribution of one right (each a "Right" and collectively, the "Rights") for each share of common stock of the Company, without par value (the "Common Stock"), outstanding at the close of business on March 1, 1999 (the "Record Date"). Each Right entitles the registered holder, from the Distribution Date (as hereinafter defined) until February 28, 2009 or the earlier redemption or exchange of the Rights, to purchase from the Company one one-hundredth of a share of Series A Preference Stock, $25 par value (the "Preference Stock"), of the Company, at an exercise price of $150, subject to certain adjustments and subject to any required regulatory approval. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of February 19, 1999 between the Company and The Bank of New York (the "Rights Agent"), the Rights Agent appointed by the Company.

               Initially, the Rights will be represented by the certificates for shares of Common Stock and will not be exercisable or transferable apart from the shares of Common Stock until the earlier to occur of (i) the close of business on the tenth business day after the date a Person (as such term is defined in the Rights Agreement) or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Voting Shares (as such term is defined in the Rights Agreement) (an "Acquiring Person") or (ii) the close of business on the tenth business day following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a Person or group of 15% or more of the outstanding Voting Shares (such date being called the "Distribution Date").

               In the event that, following the Shares Acquisition Date, directly or indirectly, (a) the Company consolidates or merges with and into another Person, (b) any Person consolidates with or merges with or into the Company where the Company is the surviving corporation and all or part of the shares of Common Stock are changed or exchanged, (c) 50% or more of the Company's consolidated assets or earning power are sold, or (d) an Acquiring Person engages in certain "self-dealing" transactions with the Company specified in the Rights Agreement, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of common shares of the acquiring company having an aggregate market value of two times such exercise price.

               In the event that any Person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will have the right, subject to any required regulatory approval, to receive upon the exercise thereof at the then current exercise price of the Right that

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          number of shares of Common Stock or, at the option of the
          Company, one one-hundredths of a share of Preference Stock having an aggregate market value of two times such exercise price. In the event that regulatory approval for the issuance of shares of Common Stock or Preference Stock is not forthcoming, or if there are insufficient authorized but unissued shares of Common Stock or Preference Stock to permit the exercise in full of the Rights, the Company may at its option, with respect to some or all of the Rights, substitute therefor, subject to the receipt of any required regulatory approval, cash, securities of the Company and/or its subsidiaries, other assets or a combination thereof.

               The Rights will first become exercisable on the Distribution Date and could then begin trading separately from the shares of Common Stock. The Rights will expire at the close of business on February 28, 2009 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

               At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of beneficial ownership of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may, subject to the receipt of any necessary regulatory approval, exchange all but not less than all the Rights (other than Rights owned by such Acquiring Person which will have become void) at an exchange ratio per Right of (a) one share of Common Stock, appropriately adjusted, or (b) cash, securities of the Company and/or its subsidiaries, other assets or any combination of the foregoing having a value equal to the market value of a share of Common Stock at the time the Acquiring Person became such.

               At any time prior to the close of business on the tenth business day after a person has become an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price").

               Immediately upon the action of the Board of Directors of the Company electing to redeem or exchange the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price or the securities or assets to be received upon the exchange.

               The terms of the Rights may be amended in any respect without the consent of the holders of the Rights prior to the date an Acquiring Person becomes such. Thereafter the Rights Plan may be amended in any manner not adverse to the interests of the holders of exercisable Rights.

               Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

               The exercise price payable, and the number of shares of Preference Stock or other securities or property issuable upon the exercise of the Rights, are subject to adjustment from time

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          to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Preference Stock, (ii) upon the grant to holders of the Preference Stock of certain rights or warrants to subscribe for or purchase shares of Preference Stock at a price, or securities convertible into shares of Preference Stock with a conversion price, less than the then current market price of the shares of Preference Stock or (iii) upon the distribution to holders of the shares of Preference Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

               The number of outstanding Rights and the exercise price payable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

               Shares of Preference Stock purchasable upon exercise of the Rights will be redeemable at the option of the Board of Directors. Each share of Preference Stock will be entitled to a preferential quarterly dividend payment. The annual rate of dividends per share shall be equal to the greater of (i) $1 per share or (ii) 100 times the aggregate per share amount of all dividends or other distributions declared per share of Common Stock. In the event of liquidation, dissolution, or winding up of the Company, the holders of shares of Preference Stock will be entitled to a preferential liquidation payment equal to the greater of (i) $100 per share or
          (ii) 100 times the aggregate amount to be distributed per share to the holders of shares of Common Stock, plus, in either case, an amount equal to accrued and unpaid dividends to the date of payment.

               With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least l% of such exercise price. No fractional shares of Preference Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preference Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Preference Stock.

               One Right will be distributed to shareholders of the Company for each share of Common Stock owned of record by them at the close of business on March 1, 1999. Until the earliest of the Distribution Date, the Final Expiration Date or the redemption of the Rights, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all shares of Common Stock will have attached Rights. The Company has initially authorized and reserved 10,000,000 shares of Preference Stock for issuance upon exercise of the Rights. As of February 1, 1999, there were 282,332,819 shares of Common Stock issued and outstanding


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          and 31,055,432 shares of Common Stock were reserved for issuance for certain stock plans and stock purchase contracts.

               The present distribution of the Rights is not taxable to the Company or its shareholders. The Rights are not dilutive and will not affect reported earnings per share. The Company will receive no proceeds from the issuance of the Rights.

               The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Stock, since until ten business days after such time the Rights may be redeemed by the Company at $0.001 per Right.

               The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights is incorporated by reference as an exhibit hereto. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement.

          Item 2.   Exhibits.
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               Exhibit        Description
               -------        -----------

                 1. Rights Agreement, dated as of February 19, 1999, between Texas Utilities Company and The Bank of New York, which includes as Exhibit A thereto the form of Statement of Resolution Establishing the Series A Preference Stock, Exhibit B thereto the form of a Right Certificate and Exhibit C thereto the Summary of Rights to Purchase Series A Preference Stock.


                                     -4-

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                                      SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.

          Dated:  February 26, 1999          TEXAS UTILITIES COMPANY


                                             By:     /s/ Peter B. Tinkham
                                                -------------------------
                                                Name: Peter B. Tinkham
                                                Title: Secretary and Assistant
                                                        Treasurer

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                                    EXHIBIT INDEX


               Exhibit        Description
               -------        -----------

                 1. Rights Agreement, dated as of February 19, 1999, between Texas Utilities Company and The Bank of New York, which includes as Exhibit A thereto the form of Statement of Resolution Establishing the Series A Preference Stock, Exhibit B thereto the form of a Right Certificate and Exhibit C thereto the Summary of Rights to Purchase Series A Preference Stock.